UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. __________)*


                                360networks inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Subordinate Voting Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  88575T 20 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 20, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

      [   ]       Rule 13d-1(b)
      [   ]       Rule 13d-1(c)
      [ x ]       Rule 13d-1(d)



---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                        Page 1 of 6 Pages

CUSIP Number: 88575T 20 5           13G                        Page 2 of 6 Pages



--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gregory B. Maffei

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)      [   ]
          (b)      [   ]

--------------------------------------------------------------------------------
3.        SEC USE ONLY



--------------------------------------------------------------------------------
4.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
    NUMBER OF              5.    SOLE VOTING POWER          62,000,000+
    SHARES
   BENEFICIALLY            -----------------------------------------------------
    OWNED BY
      EACH                 6.    SHARED VOTING POWER        0
   REPORTING
   PERSON WITH             ----------------------------------------------------

                           7.    SOLE DISPOSITIVE POWER     62,000,000+

                           -----------------------------------------------------
                           8.    SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          62,000,000+

--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [  ]

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4%+

--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

+Includes 9,840,000 Multiple Voting Shares, all or a portion of which may be converted into Subordinate Voting Shares.

CUSIP Number: 88575T 20 5               13G                    Page 3 of 6 Pages



Item 1(a). Name of Issuer:

     360networks inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

     1500-1066 West Hastings Street
     Vancouver, British Columbia
     Canada V6E 3X1


Item 2(a). Name of Person Filing:

     Gregory B. Maffei


Item 2(b). Address of Principal Business Office or, if None, Residence:

     1500-1066 West Hastings Street
     Vancouver, British Columbia
     Canada V6E 3X1


Item 2(c). Citizenship:

     United States


Item 2(d). Title of Class of Securities:

     Subordinate Voting Shares


Item 2(e).  CUSIP Number:

     88575T 20 5


Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ] Insurance  company as defined in Section  3(a)(19) of the Exchange
              Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP Number: 88575T 20 5               13G                    Page 4 of 6 Pages



     (g) [ ] A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          62,000,000+

     (b)  Percent of class:
          8.4%+

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote
               62,000,000+

          (ii) Shared power to vote or to direct the vote
               0

         (iii) Sole power to dispose or to direct the disposition of 62,000,000+

          (iv) Shared power to dispose or to direct the disposition of
               0


+Includes 9,840,000 Multiple Voting Shares, all or a portion of which may be converted into Subordinate Voting Shares.



Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

CUSIP Number: 88575T 20 5               13G                    Page 5 of 6 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A


Item 8. Identification and Classification of Members of the Group.

     N/A


Item 9. Notice of Dissolution of Group.

     N/A


Item 10. Certifications.

     Not Applicable to filings pursuant to Rule 13d-1(d).

CUSIP Number: 88575T 20 5               13G                    Page 6 of 6 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               /s/ Gregory B. Maffei
                                             -----------------------------------
                                             Gregory B. Maffei



Dated:  June 14, 2001